UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 55511 / March 22, 2007

Admin. Proc. File No. 3-12329

In the Matter of

AMERICA'S SPORTS VOICE, INC.
(N/K/A MILAGRO HOLDINGS, INC.)
c/o Samy M. Salem, Interim President
53 Finch Drive
Roslyn, New York 11576

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's Opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of America's Sports Voice, Inc. under Section 12(g) of the Securities Exchange Act of 1934, be, and it hereby is, revoked pursuant to Exchange Act Section 12(j).

By the Commission.

Nancy M. Morris
Secretary

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 55511 / March 22, 2007

Admin. Proc. File No. 3-12329

In the Matter of

AMERICA'S SPORTS VOICE, INC.
(N/K/A MILAGRO HOLDINGS, INC.)
c/o Samy M. Salem, Interim President
53 Finch Drive
Roslyn, New York 11576

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities
Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. Held, it is necessary
and appropriate for the protection of investors to revoke the registration of company's
securities.

APPEARANCES:

Samy M. Salem, for America's Sports Voice, Inc. (n/k/a Milagro Holdings, Inc.).

Carl A. Tibbetts and Stephen R. Herm, for the Division of Enforcement.

Appeal filed: August 16, 2006
Last brief received: October 23, 2006

I.

America's Sports Voice, Inc., n/k/a Milagro Holdings, Inc. (the "Company"), appeals from an administrative law judge's decision finding that the Company had violated Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13 thereunder by failing to file its required annual and quarterly reports for the past five years and, on that basis, revoking the registration of the Company's securities. 1/ We base our findings on an independent review of the record, except with respect to those findings not challenged on appeal.

II.

This case concerns repeated failures by the Company to comply with Exchange Act periodic reporting requirements from 2001 onward. The Company became subject to these reporting requirements based on the registration of its common stock pursuant to Exchange Act Section 12(g). 2/ The relevant facts are as follows.

On November 15, 1999, the Company filed a Form 10-SB to register its common stock under the Exchange Act. According to the Form 10-SB, the Company was "a development stage company which was incorporated under the laws of the state of New York" and whose "objective [was] to create an organization to impact the sports industry by representing the interests of its sports fan members with owners of sport franchises, as well as the players themselves." The Form 10-SB disclosed that, "[a]s a result of the accumulated deficit of $408,485 at June 30, 1999, lack of operating revenues and its minimal capital resources then available to meet obligations which were normally expected to be incurred by similar companies, there [was] a substantial doubt about the Company's ability to continue as a going concern . . . ."

The Company's Form 10-KSB 3/ for the fiscal year ended June 30, 2000 was filed on October 16, 2000. 4/ The Form 10-KSB disclosed that the Company was a development-stage

---

1/      Exchange Act Section 13(a) requires issuers of securities registered pursuant to Exchange Act Section 12 to file periodic reports with the Commission in accordance with the rules established by the Commission. 15 U.S.C. § 78m(a). Rule 13a-1, 17 C.F.R. § 240.13a-1, requires issuers to file annual reports with the Commission, and Rule 13a-13, 17 C.F.R. § 240.13a-13, requires issuers to file quarterly reports with the Commission.

2/      15 U.S.C. § 78l(g).

3/      Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1). This regulation defines a "small business issuer" as a company that, among other requirements, has revenues of less than $25 million and is not an investment company. The Company qualified as a "small business issuer" under these requirements.

4/      Exchange Act Rule 13a-1, 17 C.F.R. § 240.13a-1, provides that "[a]nnual reports shall be

(continued...)

company with a plan to operate varied businesses in the future. Its audited financial statements for that year indicated zero revenues and a $1,418,009 net loss from the Company's inception on February 12, 1997 through June 30, 2000, and contained another "going concern" statement from its auditors.

On August 15, 2001, the Company filed a Form 10-KSB for the fiscal year ended June 30, 2001 that lacked financial statements. 5/ According to this Form 10-KSB, the Company stated that it was "acting as a Holding Company while still operating as a high technology, multi-media marketing company utilizing both the Internet and publishing businesses to accomplish its business objectives."

The Company's last public filing of any type was a Form 8-K, filed on October 17, 2001. The Form 8-K disclosed that the Company's Form 10-KSB for the fiscal year ended June 30, 2001, which, as indicated, was filed in August lacking financial statements, had not been completed due to an "electric fire and the removal of equipment from the company's location at 270 Broadway, Huntington, New York" and a change of auditors in the middle of its fiscal year. According to the Company, its new accounting firm was attempting to reconstruct the data for the June 30, 2001 fiscal year in order to complete its audit of the Company's financial statements. In this Form 8-K, the Company noted that it had requested an extension to complete its audit and to file the omitted financial statements for its Form 10-KSB. 6/ The Company never filed these audited financial statements. The Company admits, and our records confirm, that it has not filed

---

4/      (...continued)
filed within the period specified in the appropriate form." General Instruction A to Form 10-KSB requires that "[a]nnual reports on this form shall be filed within 90 days after the end of the fiscal year covered by the report." We take official notice of the fact that, on September 29, 2000, the Company filed with the Commission a notice on Form 12b-25 of its intent to file this Form 10-KSB after the filing deadline. Exchange Act Rule 12b-25 requires that issuers provide notification of their inability to file a Form 10-KSB, or other periodic report, along with supporting reasons, by filing a Form 12b-25 "no later than one business day after the due date" for such report. 17 C.F.R. § 240.12b-25(a); see 17 C.F.R. § 249.322 (Form 12b-25). An issuer that files a Form 12b-25 by this deadline will have its late-filed periodic report "deemed to be filed on the prescribed due date for such report" if, among other things, it files the late report by the deadline set out in Rule 12b-25(b)(2)(ii), 17 C.F.R. § 240.12b-25(b)(2)(ii). In the case of a late-filed Form 10-KSB, the report must be filed "no later than the fifteenth calendar day following the prescribed due date."

5/      On August 2, 2001, the Company filed a Form 12b-25 seeking an extension to file its annual report on Form 10-KSB for the fiscal year ended June 30, 2001 due to the Company being "in the process of relocation."

6/      This is presumably a reference to the Form 12b-25 filed by the Company on August 2, 2001. See supra note 5.

any annual or quarterly reports since the incomplete Form 10-KSB for the fiscal year ended June 30, 2001.

According to the Company's brief, in January 2004, America's Sports Voice, Inc. was acquired by Milagro Holdings, Inc. through a "reverse merger." 7/  Soon thereafter, however, the Company's management learned that America's Sports Voice, Inc. had been "dissolved by the State of New York by Proclamation prior to th[e] merger." 8/  Samy Salem, who states that he is the Company's "interim president," subsequently "reinstated the Company with the State of New York as Milagro Holdings, Inc."

The Company asserts in its brief that it "had no business from 2001 until conveyed in January 2004 . . . [and that it] is presently in the process of reorganizing under a new administration."  It further states that it has had no income since January 2004 "and is presently in the process of compiling all expenditures."  The Company contends that "for all intent and purpose [it] is a new company existing since January 2004."

On June 15, 2006, we issued an order, pursuant to Exchange Act Section 12(k), temporarily suspending trading in several companies, including the Company, from June 15, 2006 through June 28, 2006. 9/  In our suspension order, we found that "there is a lack of current and accurate information concerning the [Company's] securities . . . because it has not filed a periodic report since the period ended June 30, 2001 . . . [and] that the public interest and the protection of investors require a suspension of trading." 10/

III.

---

7/ A "reverse merger" is a method by which a private company arranges to be acquired by a public company with minimal assets through a merger of the companies, with the shell company surviving and the former shareholders of the private business controlling the surviving entity.  See Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, Securities Act Rel. No. 8587 (July 15, 2005), 85 SEC Docket 3698; see also SEC v. Cavanagh, 445 F.3d 105, 108 n.4 (2d Cir. 2006) (discussing mechanics of a reverse merger).

8/ The Company claims that the "merger was engineered by Investment Bankers that unfortunately did not do a proper due diligence."

9/ Exchange Act Section 12(k) provides, in relevant part, that "[i]f in its opinion the public interest and the protection of investors so require, the Commission is authorized by order . . . summarily to suspend trading in any security . . . for a period not exceeding 10 business days."

10/ Securities Exchange Act Rel. No. 53985 (June 15, 2006), 88 SEC Docket 682.

Exchange Act Section 13(a) requires issuers of securities registered under Exchange Act Section 12 to file periodic and other reports containing such information as the Commission's rules prescribe. Exchange Act Rules 13a-1 and 13a-13 require such issuers to file annual and quarterly reports. 11/ The Company admits that it has failed to file annual or quarterly reports for any period after June 30, 2001. 12/ We, accordingly, find that the Company has violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to suspend for a period not exceeding twelve months, or revoke, the registration of a security, if it finds that the issuer of such security has failed to comply with any provision of the Exchange Act or its rules and regulations. 13/ Our determination of what sanctions will ensure that investors will be adequately protected "turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." 14/ Factors we consider in making this determination include the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations. 15/

---

11/ 17 C.F.R. §§ 240.13a-1 and 240.13a-13.

The financial statements included in annual reports on Form 10-KSB must be prepared in conformity with generally accepted accounting principles and audited by an independent accountant in accordance with generally accepted auditing standards. See Item 7 of Form 10-KSB (17 C.F.R. § 249.310b), and Item 310(a) of Regulation S-B (17 C.F.R. § 228.310(a)); see also United States v. Arthur Young & Co., 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

12/ It is unnecessary for us to find that the Company was aware of, or intentionally ignored, its reporting obligations as scienter is not necessary to establish an issuer's liability under Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, although there is no evidence, and the Company does not argue, that its failure to file was inadvertent or otherwise without intent. See Ponce v. SEC, 345 F.3d 722, 737 n.10 (9th Cir. 2003); SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998).

13/ 15 U.S.C. § 78l(j).

14/ Gateway Int'l Holdings, Inc., Exchange Act Rel. No. 53907 (May 31, 2006), 88 SEC Docket 430.

15/ Id. at 438-39.

Based on our consideration of those factors, we believe that the protection of investors requires revoking the Section 12(g) registration of the Company's common stock.  The Company's filing failures are numerous and extend over a lengthy period.  It has now failed to file twenty-two straight periodic reports since its incomplete 2001 Form 10-KSB.  The Company is more than sixty-five months late in filing the financial statements for its Form 10-KSB for the fiscal year ended June 30, 2001.  The Company is more than twenty-nine months late in filing its Form 10-KSB for the fiscal year ended June 30, 2004 -- the first year that the Company's current management assumed control -- and more than seventeen months late in filing its Form 10-KSB for the fiscal year ended June 30, 2005 -- the first full fiscal year under the current management.  In the three years that its current management has been running its operations, the Company has not filed any of its required reports.  Neither the change of management, the institution of these proceedings, nor our June 2006 order temporarily suspending trading in the Company's stock has made any difference in the Company's long history of ignoring its reporting obligations.  We thus find that the Company's violations were very serious, recurrent, and evidenced a high degree of culpability.

We also find that a consideration of the other relevant factors -- the issuer's efforts, if any, to return to compliance and the credibility of management's assurances against further violations -- supports revocation.  Although it does not dispute its past violations, the Company now claims that it "has all the necessary information and documentation to complete [its deficient] filings" and that it will "fulfill all its obligations" if we "grant the Company 90 days" to do so.  According to the Company, because the "legal, accounting and edgarization costs . . . to complete these filings . . . are about $50,000" and because it "has [generated] no income from January 2004 to the present," the Company "did not want to expend these funds unless it was given a 90-day window" to return to compliance.

We believe that the Company's position reflects a highly troubling attitude towards Commission reporting requirements.  Compliance with those requirements is mandatory and may not be subject to conditions from the registrant. 16/  The Company's position indicates that it

---

16/     As long as an issuer's securities are registered under Section 12(g) of the Exchange Act, Exchange Act Section 13(a) mandates that the issuer "shall file with the Commission" all required reports.  If an issuer subject to Exchange Act Section 12(g) periodic reporting requirements wishes to terminate this obligation, it must do so, pursuant to the provisions of Exchange Act Rule 12g-4, 17 C.F.R. § 240.12g-4, by filing a Form 15 with the Commission.  The issuer must certify on the Form 15 that the number of stockholders of record is less than three hundred, or less than five hundred when its total assets have not exceeded $10 million on the last day of each of its most recent three fiscal years.  See 17

(continued...)

does not appreciate the significant public policy objectives the requirements are intended to serve, i.e., providing the public, particularly current and prospective shareholders, with material, timely, and accurate information about an issuer's business. 17/ It also suggests that the Company lacks the resources to prepare the requisite filings. 18/ In either case, the Company's filing history and current attitude suggest the strong likelihood of continuing or future violations.

The Company claims that revocation will harm its shareholders whom, it asserts, strongly support the Company's "endeavors with the Securities and Exchange Commission to allow belated filings." 19/ We previously have recognized, however, that, "in any deregistration current shareholders could be harmed by a diminution in the liquidity and value of their stock by virtue of the deregistration." 20/ We also have held that "[t]he extent of any harm that may result to existing shareholders cannot be the determining factor in our analysis." 21/ In evaluating

---

16/     (...continued)
C.F.R §§ 240.12g-4(a) and 249.323. Upon the filing of a certification on Form 15, an issuer's duty to file any reports required under Exchange Act Section 13(a) that arose because of an issuer's Section 12(g) registration is suspended immediately, and its registration under Exchange Act Section 12(g) is terminated ninety days thereafter. See 17 C.F.R § 240.12g-4(b).

17/     The reporting requirements are "the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities." SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977).

18/     According to the Company, "[t]he accounts from the Company from January 2004 to March 2005 are available and the accounting for the subsequent periods are in the process of being done." However, the Company has failed to file any reports covering the January 2004 through March 2005 period notwithstanding its assertion that its accounts for this period are available and notwithstanding institution of these proceedings and the law judge's determination to revoke the Company's registration. In addition, the Company admits that it is seeking new corporate counsel, and it has not furnished any evidence indicating that it has hired an auditor.

19/     According to the Company, it has contacted over 80% of the stockholders who, it states, "are aware of these attenuating circumstances" and support management's efforts to retain the Company's registered status.

20/     Eagletech Communications, Inc., Exchange Act Rel. No. 54095 (July 5, 2006), 88 SEC Docket 1225, 1230.

21/     Gateway Int'l Holdings, 88 SEC Docket at 443. We note that, in Gateway, we determined that revocation was warranted notwithstanding the fact that Gateway, unlike
(continued...)

what is necessary or appropriate to protect investors, "regard must be had not only for existing stockholders of the issuer, but also for potential investors." 22/ Indeed, we have emphasized the significant interests of prospective investors who can be substantially hindered in their ability to evaluate an issuer in the absence of current filings. 23/ In any event, both existing and prospective shareholders are harmed by the continuing lack of current and reliable financial information for the Company. 24/

Here, the Company's failure to comply with its reporting obligations has deprived the investing public of vital information about the Company's operations and financial condition for a period of more than five years, three years of which occurred after current management assumed control of the Company. During this five year period, the Company has provided no data regarding its current finances or future prospects. Nor, despite its purported willingness to return to compliance under certain circumstances, has the Company provided any evidence that it in fact is capable of doing so. Moreover, the Company has demonstrated a lack of commitment to the Commission's reporting requirements and the important role those requirements play in
keeping the public fully informed about an issuer's current business and future prospects. Under

21/ (...continued)
the Company, had taken significant steps to return to compliance.

22/ Id.

23/ Id. (stating that, in the context of NASD listing decisions, the Commission has emphasized the interests of future investors rather than the interests of existing shareholders and noting that "similar policy considerations are applicable in a Section 12(j) proceeding"). We have, nevertheless, observed that existing shareholders may also be harmed by an issuer's failure to have its financial statements audited since, for example, "in the absence of an audit, an existing shareholder could be forced to determine whether to sell his stock based on financial statements that give an inaccurate view of the issuer's financial situation." Id. Similar considerations apply, of course, in the case of prospective stockholders who are deciding whether to purchase stock.

24/ See Eagletech Communications, 88 SEC Docket at 1230. We also note that, as we previously have observed, revocation proceedings under Exchange Act Section 12(j), such as this one, play an important role in the Commission's enforcement program because many publicly traded companies that fail to file on a timely basis are "shell companies" and, as such, attractive vehicles for fraudulent stock manipulation schemes. Revocation under Section 12(j) can make such issuers less appealing to persons who would put them to fraudulent use. e-Smart Tech., Inc., Exchange Act Rel. No. 50514 (Oct. 12, 2004), 83 SEC Docket 3586, 3590-91 n.14.

the circumstances, we believe that revoking the Section 12(g) registration of the Company's common stock is warranted for the protection of investors. 25/

An appropriate order will issue. 26/

By the Commission (Chairman COX and Commissioners ATKINS, CAMPOS, NAZARETH, and CASEY).

Nancy M. Morris
Secretary

---

25/    The Division's motion for summary affirmance is denied.  See Rule of Practice 411(e)(2),  17 C.F.R. § 201.411(e)(2) (authorizing the granting of "summary affirmance if [the Commission] finds that no issue raised in the initial decision warrants consideration by the Commission of further oral or written argument"); see also Richard Kern, Exchange Act Rel. No. 51115 (Feb. 1, 2005), 84 SEC Docket 2923, 2924 (observing that "summary affirmance is rare, given that generally we have an interest in articulating our views on important matters of public interest") (citations omitted).

26/    We have considered all of the parties' contentions.  We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

INITIAL DECISION RELEASE NO. 314
ADMINISTRATIVE PROCEEDING
File No. 3-12329

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| | | |
|---|---|---|
| In the Matter of | : | |
| | : | |
| AMERICA'S SPORTS VOICE, INC. | : | INITIAL DECISION |
| (n/k/a MILAGRO HOLDINGS, INC.) | : | July 26, 2006 |

APPEARANCES: Carl A. Tibbetts and Stephen R. Herm for the Division of Enforcement, Securities and Exchange Commission

Samy M. Salem, Interim President, for Respondent America's Sports Voice, Inc. (n/k/a Milagro Holdings, Inc.)

BEFORE: Carol Fox Foelak, Administrative Law Judge

## SUMMARY

This Initial Decision revokes the registration of the common stock of America's Sports Voice, Inc. (n/k/a Milagro Holdings, Inc.) (MLGH). The revocation is based on MLGH's failure to file required periodic reports with the Securities and Exchange Commission (Commission) since 2001.

## I. INTRODUCTION

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on June 15, 2006, against MLGH and five other Respondents.[1] The OIP alleges that MLGH is a corporation with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has not filed any annual or quarterly reports since an incomplete Form 10-KSB (lacking financial statements) for the year ended June 30, 2001. Pursuant to leave granted under 17 C.F.R. § 201.250, the Division of Enforcement (Division) filed a Motion for Summary Disposition on July 10, 2006, seeking to revoke the registration of MLGH's stock, and

[1] Only MLGH remains in the proceeding, which has ended as to the five other Respondents. See America's Sports Voice, Inc., Exchange Act Release No. 54111 (A.L.J. July 7, 2006).

MLGH filed its opposition on July 24, 2006. See America's Sports Voice, Inc., Admin. Proc. No. 3-12329 (A.L.J. June 29, 2006) (unpublished).

This Initial Decision is based on the parties' filings of July 10 and 24, 2006, MLGH's Answer to the OIP, filed June 27, 2006, and the Commission's public official records concerning MLGH, of which official notice is taken pursuant to 17 C.F.R. § 201.323. The Division requests that the registration of MLGH's stock be revoked. MLGH states that accounting for past periods for which records are available is in the process of being done and urges that the interests of its stockholders will best be served if it belatedly complies with required filings and maintains its registration. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in MLGH's pleadings have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a).[2] All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

## II. FINDINGS OF FACT

MLGH (CIK 1056715)[3] is a New York corporation. The Commission's public official records show that: (1) MLGH's common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since November 15, 1999; and (2) MLGH has not filed any annual or quarterly reports since an incomplete Form 10-KSB for the year ended June 30, 2001.[4] That Form 10-KSB, which is publicly available on the Commission's EDGAR database, lacks financial statements. MLGH's last filing of any type was a Form 8-K, filed on October 17, 2001. The Form 8-K referenced MLGH's request for an extension of time to file audited financial statements to complete the Form 10-KSB, a fire at the company's premises, and a change of auditors in the middle of its fiscal year.

MLGH's most recent complete Form 10-KSB, late-filed on October 16, 2000, for the year ended June 30, 2000, indicated that it was a New York corporation that was a development-stage company with a plan to operate varied businesses in the future. Its audited financial statements for that year indicated zero revenues and a $1,418,009 net loss from the company's February 12, 1997, inception through June 30, 2000, and contained a "going concern" statement, indicating doubt that the company would survive as a going concern for another year.

---

[2] Citations to MLGH's one-page opposition will be noted as "Opp'n."

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

In its current form, MLGH is the result of a reverse merger into America's Sports Voice, Inc., in January 2004.[5] Opp'n. MLGH learned that America's Sports Voice, Inc., had been dissolved prior to the merger by the State of New York, and Samy Salem, then its treasurer and now its interim president, reinstated the company under its current name. Opp'n. MLGH also learned that, due to a fire, all accounts and records of the company had been destroyed. Opp'n. For all intents and purposes, MLGH is a new company, existing since January 2004. Opp'n. The accounts of the company from January 2004 to March 2005 are available, and accounts for subsequent periods are being prepared. Opp'n. MLGH is seeking new corporate counsel. Answer. Mr. Salem is in touch with over 80% of the stockholders; they are aware of the condition of the company and agree with his endeavors to maintain the Commission registration. Opp'n.

## III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. By failing to file the required reports, MLGH violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 repeatedly over the past five years.

## IV. SANCTION

The Division requests that the registration of MLGH's stock be revoked. MLGH urges that the interests of its stockholders will best be served if it belatedly complies with the required filings and maintains its registration.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n. 14.

---

[5] As a result of the merger, 103 million shares were issued, and the old shareholders retained about 20 million shares. Opp'n. MLGH is quoted on the Pink Sheets and last traded at $0.0001. See http://www.pinksheets.com/quote/quote.jsp?symbol=MLGH (last visited July 26, 2006). Thus, its market capitalization is less than $15,000.

Revocation of the registration of the stock of MLGH will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission precedent and sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907, at 9-10 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Communications, Inc., Exchange Act Release No. 54095 (July 5, 2006) (failure to file reports for more than three years; delinquencies likely to continue for the indefinite future); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005) (delinquent filer represented that it would bring its filings current during the proceeding, but did not do so).

In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway, at 9-10. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway, at 10.

MLGH's failure to comply with its reporting obligations has deprived the investing public of information concerning its operations and financial condition for more than five years. These are serious and recurring violations. Concerning the extent of its efforts to remedy its past violations and ensure future compliance, Mr. Salem has been searching for new corporate counsel, and accounts for some past periods are being prepared. No past-due filings have been made, however, and there is no indication of a date when this may occur. MLGH admits that it is unable to file overdue reports for periods prior to January 2004, and, but for this proceeding, it is unlikely that MLGH would have offered to file any of its overdue reports. Although MLGH stresses that it became a new company as of January 2004, new management has made no filings since that date – more than two years ago. These facts do not provide assurance against future violations. In short, the violations are continuing and are likely to continue for the indefinite future.

While MLGH urges that the interests of its shareholders will best be served by maintaining its stock's registration, they own stock that has a market value of close to zero. It is unlikely that revocation would cause any further economic harm to current and prospective investors. To the contrary, it is essential for the protection of investors to revoke the registration of MLGH's stock.

4

## V.  ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the common stock of America's Sports Voice, Inc. (n/k/a Milagro Holdings, Inc.) IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360.  Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision.  A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111.  If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.  The Initial Decision will not become final until the Commission enters an order of finality.  The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party.  If any of these events occur, the Initial Decision shall not become final as to that party.

_____
Carol Fox Foelak
Administrative Law Judge